Exhibit 99.3

FORM OF LETTER

TEJON RANCH CO.

Subscription Rights to Purchase Shares of Common Stock

Offered Pursuant to Subscription Rights

Distributed to Stockholders of Tejon Ranch Co.

May [—], 2010

Dear Stockholder:

This letter is being distributed by Tejon Ranch Co. (“Tejon”) to all holders of record of shares of its common stock, par value $0.50 per share (the “Common Stock”), at 5:00 p.m., New York time, on May 21, 2010 (the “Record Date”), in connection with a distribution in a rights offering (the “Rights Offering”) of transferable subscription rights (the “Rights”) to subscribe for and purchase shares of Common Stock. The Rights and Common Stock are described in the prospectus dated May [—], 2010 (a copy of which accompanies this letter) (the “Prospectus”).

In the Rights Offering, Tejon is offering an aggregate of 2,173,946 shares of Common Stock, as described in the Prospectus.

The Rights will expire without value, if not exercised prior to 5:00 p.m., New York time, on June 14, 2010, unless extended (the “Expiration Time”).

As described in the accompanying Prospectus, you will receive one Right for each share of Common Stock owned at 5:00 p.m., New York time, on the Record Date. Each Right will allow you to subscribe for 0.12701 shares of Common Stock (the “Basic Subscription Privilege”) at the cash price of $23.00 per full share (the “Subscription Price”). For example, if you owned 100 shares of Common Stock as of 5:00 p.m., New York City time, on the Record Date, you would receive 100 Rights and would have the right to purchase 12.701 shares of Common Stock (rounded down to 12 shares, with the total subscription payment being adjusted accordingly, as discussed below) for the Subscription Price.

In the event that you purchase all of the shares of common stock available to you pursuant to your Basic Subscription Privilege, you may also exercise an over-subscription privilege (the “Over-Subscription Privilege”) to purchase a portion of any shares of Common Stock that are not purchased by stockholders through the exercise of their Basic Subscription Privileges (the “Unsubscribed Shares”), subject to the availability and pro rata allocation of the Unsubscribed Shares among all persons exercising this Over-Subscription Privilege. If there are not enough Unsubscribed Shares to honor all Over-Subscription Privilege requests, Tejon may, in its discretion, issue up to an additional 434,789 shares (the “Over-Allotment Shares”). To the extent the Unsubscribed Shares are not sufficient to satisfy all of the properly exercised Over-Subscription Privileges, then the Unsubscribed Shares will be prorated among those who properly exercised Over-Subscription Privilege based on the number of shares each person subscribed for under the Basic Subscription Privilege. If this pro rata allocation results in any person receiving a greater number of Unsubscribed Shares than the person subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such person will be allocated only that number of Unsubscribed Shares for which the person oversubscribed, and the remaining Unsubscribed Shares will be allocated among all other persons exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Unsubscribed Shares have been allocated or all Over-Subscription Privileges have been fulfilled, whichever occurs earlier.

You will be required to submit payment in full for all the shares you wish to buy with your Over-Subscription Privilege. Because we will not know the total number of Unsubscribed Shares prior to the Expiration Date, if you wish to maximize the number of shares you may purchase pursuant to your Over-Subscription Privilege, you will need to deliver payment in an amount equal to the aggregate Subscription Price for the maximum number of shares of Common Stock available to you, assuming that no stockholder other than you has purchased any shares of Common Stock pursuant to the Basic Subscription Privilege and Over-Subscription Privilege. Tejon will eliminate fractional shares of Common Stock resulting from the exercise of the Over-Subscription Privilege by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments received by the Subscription Agent will be returned, without interest, as soon as practicable.

Tejon can provide no assurances that each you will actually be entitled to purchase the number of shares of Common Stock issuable upon the exercise of your Over-Subscription Privilege in full at the expiration of the Rights Offering. Tejon will not be able to satisfy your exercise of the Over-Subscription Privilege if all of our stockholders exercise their Basic Subscription Privileges in full, and we will only honor an Over-Subscription Privilege to the extent sufficient shares of Common Stock are available following the exercise of subscription rights under the Basic Subscription Privileges.

To the extent the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with the exercise of the Over-Subscription Privilege, you will be allocated only the number of Unsubscribed Shares available to you as soon as practicable after the Expiration Time, and your excess subscription payment received by the Subscription Agent will be returned, without interest, as soon as practicable. To the extent the amount you actually paid in connection with the exercise of the Over-Subscription Privilege is less than the aggregate Subscription Price of the maximum number of Unsubscribed Shares available to you pursuant to the Over-Subscription Privilege; you will be allocated the number of Unsubscribed Shares for which you actually paid in connection with the Over-Subscription Privilege. See “The Rights Offering—Over-Subscription and Over-Allotment Privilege” in the Prospectus.

The Rights will be evidenced by a transferable Rights certificate (the “Rights Certificate”). The Rights will be transferable until 4:00 p.m., New York time, on June 11, 2010, the last trading day preceding the Expiration Time, at which time they will cease to have value.

If you are a holder of a Rights Certificate, you may sell your Rights through the Subscription Agent. To sell unexercised Rights evidenced by a Rights Certificate through the Subscription Agent, so indicate by checking box “4” and execute your Rights Certificate. If you choose to sell your Rights through the Subscription Agent, you must have your order to sell your Rights to the Subscription Agent by 5:00 p.m., New York time, on June 9, 2010, three business days before the Expiration Time. If the Subscription Agent cannot sell your rights by 4:00 p.m., New York time, on June 11, 2010, the Subscription Agent will hold your Rights Certificate for pick up by you at the Subscription Agent’s hand delivery address provided above.

If you are a beneficial owner of shares of Common Stock on the Record Date or will receive your Rights through a broker, custodian bank or other nominee, we will ask your broker, custodian bank or other nominee to notify you of the Rights Offering. If you wish to sell your Rights through your broker, custodian bank or other nominee, you must deliver your order to sell to your broker, custodian bank or other nominee such that it will be actually received prior to 4:00 p.m., New York time, on June 11, 2010, the last business day prior to the Expiration Time.

Enclosed are copies of the following documents:

1. Prospectus;

2. Rights Certificate;

3. Instructions as to the Use of Tejon Ranch Co. Rights Certificates (including a Notice of Guaranteed Delivery for Rights Certificates Issued by Tejon); and

4. A return envelope addressed to BNY Mellon Shareowner Services, the Subscription Agent.

Your prompt action is requested. To exercise the Rights, you should deliver the properly completed and signed Rights Certificate (or the Notice of Guaranteed Delivery if you are following the Guaranteed Delivery Procedures) and forward it, with payment of the Subscription Price in full for each share of Common Stock subscribed for pursuant to the Basic Subscription Privilege and the Over-Subscription Privilege, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Rights Certificate or Notice of Guaranteed Delivery with payment of the Subscription Price, prior to the Expiration Time. A Rights holder cannot revoke the exercise of its Rights, even if the Rights Offering is extended by Tejon’s board of directors. Rights not exercised prior to the Expiration Time will expire without value.

Additional copies of the enclosed materials may be obtained from BNY Mellon Shareowner Services, the Information Agent. The Information Agent’s telephone number is 1-866-300-2898 (toll free) or 1-201-680-6579 (call collect). Any questions or requests for assistance concerning the rights offering should be directed to the Information Agent.

Very truly yours,

Tejon Ranch Co.